[redacted]

09059686

S
COMMISSION
Washington, D.C. 20549

BB 3/12

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Utendahl Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 21st Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Len Stanley 212-612-9163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/25

OATH OR AFFIRMATION

I, Len Stanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Utendahl Capital Group LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

LENAE' HARRIS
Notary Public - State of New York
NO. 01HA6174039
Qualified in Kings County
My Commission Expires 9/10/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTENDAHL CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2008

UTENDAHL CAPITAL GROUP, LLC

INDEX
DECEMBER 31, 2008

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
Utendahl Capital Group, LLC

We have audited the accompanying statement of financial condition of Utendahl Capital Group, LLC ("the Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Group, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 24, 2009

UTENDAHL CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	131,694
Underwriting fees receivable		282,171
Subordinated loans due from affiliate		2,638,167
Prepaid expenses		5,779
Deposit with clearing broker		50,000
TOTAL ASSETS	$	3,107,811

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Due to affiliate	$	6,800
MEMBERS' EQUITY		
Member's equity		3,101,011
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,107,811

See accompanying notes to financial statements.

Note 1 – Organization and Business:

Utendahl Capital Group, LLC ("the Company"), a limited liability company incorporated in 2001 under the laws of Delaware, is registered as s broker-dealer with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Utendahl Financial Asset Holding Company, LLC ("UFAHC").

The Company operates one office in New York City, NY. The Company generates its revenue from participating in underwriting, initial public offerings, bonds and other offerings where it receives an allocation of shares or bonds offered.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

Underwriting and related fees are recorded at the time the underwriting is completed on a trade date basis.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, which was later deferred to years beginning after December 15, 2008 by the FASB. This standard provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 to have an effect on its financial statements.

Note 2 – Significant Accounting Policies (Cont'd):

Income Taxes:

No provision for federal and state income taxes has been made since the Company is not subject to income taxes. The Company's income or loss is reportable by UFAHC on its tax return.

Note 3 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2008, the Company had net capital of $161,848 which exceeded its net capital requirement by $61,848.

The Company is exempt from the SEC Rule 15c3-3 under sub-paragraph (k)(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 5 – Transactions with affiliates:

The Company has entered into an expense sharing agreement with Utendahl Capital Partners, L.P. (UCP), an affiliated broker-dealer also owned primarily by UFAHC. The contract calls for the Company to pay fixed charges of $3,200 a month or $38,400 annually. Due to affiliate represents amounts owed under this agreement.

The Company also reimburses UCP for direct costs related to the marketing and closing of underwriting transactions. The amount charged for 2008 was $1,041,137.

The borrowings under subordinated agreements with UCP at December 31, 2008 are as follows:

Subordinated loan due from affiliate, fixed monthly interest of $1,000, due July 5, 2009	$ 550,000
Subordinated loan due from affiliate , fixed monthly interest of $1,000, due April 21, 2010	350,000
Subordinated loan due from affiliate, fixed monthly interest of $1,000, due May 12, 2010	1,200,000
Subordinated loan due from affiliate, interest at 2.4% per annum, due August 8, 2010	500,000
Accrued interest	38,167
	$ 2,638,167

Note 6 – Temporary Subordinated Loans:

The Company enters into temporary subordinated loans to facilitate its ability to enter into underwriting transactions. The Company incurs interest on outstanding temporary subordinated loans at the prime rate plus 2%. During the year ended December 31, 2008 the Company incurred $154,334 of interest expense on temporary subordinated loans. There were no outstanding temporary subordinated loans as of December 31, 2008.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022